Exhibit 99.3

Greenfire Resources Reports First Quarter 2026 Results and
Provides an Operational Update

Readers are advised to review the “Non-GAAP and Other Financial Measures” section of this press release for information regarding the presentation of financial measures that do not have standardized meaning under IFRS® Accounting Standards. Readers are also advised to review the “Forward-Looking Information” section in this press release for information regarding certain forward-looking information and forward-looking statements contained in this press release. All amounts in this press release are stated in Canadian dollars unless otherwise specified.

The Company holds a 75% working interest in the Hangingstone Expansion Facility (the “Expansion Asset”) and a 100% working interest in the Hangingstone Demonstration Facility (the “Demo Asset” and, together with the Expansion Asset, the “Hangingstone Facilities”). Unless indicated otherwise, production volumes and per unit statistics are presented throughout this press release on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties and without including any royalty interests of the Company.

CALGARY, ALBERTA – May 5, 2026 – Greenfire Resources Ltd. (NYSE: GFR, TSX: GFR) (“Greenfire” or the “Company”), today reported its operating and financial results for the quarter ended March 31, 2026 (“Q1 2026”). The unaudited condensed interim consolidated financial statements and notes for the three months ended March 31, 2026 and 2025, as well as the related Management’s Discussion and Analysis (“MD&A”), will be available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on Greenfire’s website at www.greenfireres.com.

Q1 2026 Highlights

●	Bitumen production of 14,719 bbls/d

●	Adjusted funds flow(1) of $24.5 million

●	Adjusted free cash flow deficit(1) of $25.1 million

Financial & Operating Highlights

	Three Months Ended
($ thousands, unless otherwise indicated)	March 31, 2026	December 31, 2025	March 31, 2025
WTI (US$ / bbl)	71.93	59.14	71.42
WCS Hardisty differential to WTI (US$ / bbl)	(14.16)	(11.20)	(12.67)
WCS Hardisty (C$ / bbl)	79.24	66.87	84.29
Average FX Rate (C$ / US$)	1.3716	1.3949	1.4348
Bitumen production (bbls/d)	14,719	15,699	17,495
Oil sales	147,313	133,987	183,637
Royalties	(4,283)	(3,614)	(6,824)
Realized gains (losses) on risk management	(3,211)	13,458	(1,101)
Diluent expense	(60,233)	(53,498)	(73,994)
Transportation and marketing	(12,402)	(11,865)	(14,185)
Operating expenses	(35,747)	(27,322)	(37,929)
Operating netback(1)	31,437	51,146	49,604
Operating netback(1) ($/bbl)	23.42	35.26	31.67
Net income (loss) and comprehensive income (loss)	(73,002)	(8,638)	16,163
Cash provided by operating activities	1,363	35,292	34,673
Adjusted funds flow(1)	24,539	40,162	31,444
Capital expenditures	(49,593)	(56,731)	(26,299)
Adjusted free cash flow (deficit)(1)	(25,054)	(16,569)	5,145
Common shares (’000 of shares)	125,428	125,407	69,922

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this press release.

Liquidity and Financial Position

	March 31,	December 31,
($ thousands)	2026	2025
Cash	544	41,974
Net surplus (debt)(1)	21,742	49,746
Undrawn Senior Credit Facility capacity(2)	270,852	275,000
Available funding(1)	296,742	324,746

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this press release.
(2)	As at March 31, 2026 the Company had a $275.0 million of borrowing base (December 31, 2025 - $275.0 million) under the Senior Credit Facility, of which $4.1 million was drawn at March 31, 2026 (December 31, 2025 - $nil).

Operational Update

Q1 2026 Review

●	Expansion Asset: Production in Q1 2026 averaged 8,766 bbls/d, reflecting an 11% decrease from the previous quarter. The quarterly reduction is primarily attributable to late-life base production declines, particularly from the short-cycle redevelopment infill (“Refill”) wells drilled in 2023 and 2024 as well as previously disclosed unplanned downtime associated with a highly productive well. The affected well has since been redrilled, placed on production in March 2026, and is performing as expected.

●	Demo Asset: Production in Q1 2026 was 5,953 bbls/d, representing a 2% increase from the previous quarter, reflecting continued optimization of base well performance.

Hangingstone Facilities: Bitumen Production Results

(bbls/d)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026
Expansion Asset	12,613	10,105	10,404	9,870	8,766
Demo Asset	4,882	5,643	5,353	5,829	5,953
Consolidated	17,495	15,748	15,757	15,699	14,719

●	Capital expenditures in Q1 2026 totaled $49.6 million, with the majority allocated to the development of Pad 7, in addition to a comparatively large oil sands exploration (“OSE”) well program. This OSE program yielded encouraging results that support Greenfire’s future development plans (discussed below).

2026 Drilling Operations and Development Plan:

Expansion Asset:

●	Pad 7 (14 Well Pairs): Pad 7 is progressing on-time and on-budget. Drilling is expected to be completed by late Q2 2026, first steam injection anticipated in Q3 2026, and first oil expected in Q4 2026.

●	Pad 8 (9 Well Pairs): After Pad 7, Pad 8 represents Greenfire’s next major phase of growth at the Expansion Asset. Following encouraging subsurface results from Greenfire’s Q1 2026 OSE well program, Greenfire has updated its Pad 8 development plan to:

○	add one well pair (increasing the total from eight well pairs to nine), and

○	accelerate development by approximately 5 months, with drilling now expected to commence in the second half of 2026 and first oil from Pad 8 anticipated in Q3 2027.

●	Pad 5SE (3 Well Pairs): Pad 5SE is expected to encompass three new well pairs drilled from an existing pad (Pad 5), which optimizes surface facility capital costs. Drilling is forecasted to commence in Q3 2026, with first oil expected in Q2 2027.

●	Redrill Program (3 Redrills): The 2026 capital program for the Expansion Asset also includes three redrill producer wells with first oil expected in Q2 2026, Q3 2026, and Q1 2027 respectively.

●	Planned May 2026 Turnaround: The Expansion Asset is scheduled for a major turnaround in May 2026, which will result in a full plant outage for a portion of the month.

Demo Asset:

●	In March 2026, Greenfire commenced production from two producer wells that were redrilled in Q4 2025. Combined with continued base production optimizations, these wells are expected to support current production rates at the Demo Asset.

2026 Outlook: As a result of accelerating the drilling of Pad 8 into 2026, Greenfire is increasing its 2026 capital budget to $210 million from the previously announced $180 million. Greenfire is maintaining its previously disclosed 2026 production guidance of 13,500 – 15,500 bbls/d.

Corporate Update

Borrowing Base Review: On May 4, 2026, Greenfire completed its semi-annual borrowing base review of the Senior Credit Facility. With unanimous lender consent, the borrowing base remained unchanged at $275.0 million and the maturity date was extended from November 30, 2027 to May 31, 2028.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire. Greenfire common shares are listed on the Toronto and New York Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Non-GAAP and Other Financial Measures

Certain financial measures in this press release are non-GAAP financial measures or ratios. These measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other companies. These non-GAAP measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards. This press release also contains supplementary financial measures.

Non-GAAP financial measures and ratios include operating netback, adjusted funds flow, adjusted free cash flow, net surplus (debt), available funding, and per barrel figures associated with such non-GAAP financial measures. Supplementary financial measures and ratios include gross profit (loss), capital expenditures, and depletion.

Non-GAAP Financial Measures

Operating Netback (including per barrel ($/bbl)) Gross profit (loss) is the most directly comparable GAAP measure to operating netback which is a non-GAAP measure. Operating netback is comprised of gross profit (loss), plus loss on risk management contracts, less gain on risk management contracts and plus depletion expense on the Company’s operating assets, and is further adjusted for realized gain (loss) on risk management contracts, as appropriate. Operating netback per barrel ($/bbl) is calculated by dividing operating netback by the Company’s total bitumen sales volume in a specified period. When Operating netback is expressed on a per barrel basis, it is a non-GAAP ratio. Operating netback is a financial measure widely used in the oil and gas industry as a supplementary measure of a company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures, or other uses.

The following table is a reconciliation of gross profit (loss) to operating netback:

	Three months ended
	March 31,	December 31,	March 31,
($ thousands, unless otherwise noted)	2026	2025	2025
Gross profit (loss)(1)	-80,660	27,144	34,392
Depletion(1)	20,675	22,018	21,561
Loss (gain) on risk management contracts	94,633	-11,474	-5,248
Operating netback, excluding realized gain (loss) on risk management contracts	34,648	37,688	50,705
Realized gain (loss) on risk management contracts	-3,211	13,458	-1,101
Operating netback	31,437	51,146	49,604
Operating netback ($/bbl)	23.42	35.26	31.67

(1)	Supplementary financial measure or ratio. Refer to the “Supplementary Financial Measures” section of this press release.

Adjusted Funds Flow and Adjusted Free Cash Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided by operating activities calculated in accordance with IFRS Accounting Standards.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and transactions considered non-recurring in nature or outside of normal business operations.

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted free cash flow, which is a non-GAAP measure. Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that are available to manage debt levels and return capital to shareholders. By removing the impact of current period property, plant and equipment expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs, transactions considered non-recurring in nature or outside of normal business operations, property, plant and equipment expenditures and acquisition costs.

The following table is a reconciliation of cash provided by operating activities to adjusted funds flow and adjusted free cashflow:

	Three months ended
	March 31,	December 31,	March 31,
($ thousands, unless otherwise noted)	2026	2025	2025
Cash provided by operating activities	1,363	35,292	34,673
Non-recurring transactions(1)	-	-	1,853
Changes in non-cash working capital	23,176	4,870	(5,082)
Adjusted funds flow	24,539	40,162	31,444
Property, plant and equipment expenditures	(49,593)	(56,731)	(26,299)
Adjusted free cash flow (deficit)	(25,054)	(16,569)	5,145

(1)	Non-recurring transactions relate to costs associated with a terminated shareholder rights plan.

Net Surplus (Debt)

The table below reconciles long-term debt to net surplus (debt).

	March 31,	December 31,
($ thousands)	2026	2025
Face value of long-term debt(1)	(4,148)	-
Accounts payable and accrued liabilities	(84,794)	(88,432)
Cash	544	41,974
Accounts receivable	83,359	66,186
Inventories	19,809	20,596
Prepaid expenses and deposits	6,972	9,422
Net surplus (debt)	21,742	49,746

(1)	Represents the undiscounted principal repayments of the outstanding long-term debt.

Net surplus (debt) is a non-GAAP measure. Debt is a GAAP measure that is the most directly comparable financial statement measure to net surplus (debt). Net surplus (debt) is computed as the face value of Greenfire’s debt adjusted for accounts payable and accrued liabilities, cash, accounts receivable, inventories, and prepaids expenses and deposits. Management uses net surplus (debt) to monitor and evaluate the Company’s financial strength, and financing requirements.

Available Funding

	March 31,	December 31,
($ thousands)	2026	2025
Current assets	110,684	149,194
Current liabilities	(168,642)	(95,836)
Working capital surplus (deficit)	(57,958)	53,358
Current portion of risk management contracts	72,906	(11,016)
Current portion of lease liabilities and other	1,327	3,276
Warrant liability	9,615	4,128
Undrawn capacity under the Senior Credit Facility(1)	270,852	275,000
Available funding	296,742	324,746

(1)	As at March 31, 2026 the Company had $275.0 million (December 31, 2025 - $275.0 million) of available credit under the Senior Credit Facility, of which $4.1 million was drawn at March 31, 2026 (December 31, 2025 - $nil).

Net working capital surplus (deficit) is the GAAP measure that is the most directly comparable measure to available funding. Available funding is calculated as working capital surplus (deficit), adjusted to exclude the current portion of risk management contracts, current portion of lease liabilities and other, current portion of decommissioning obligations, warrant liabilities, and the current portion of debt, and including the undrawn capacity available under the Company’s Senior Credit Facility. Management uses available funding to assess liquidity, financial flexibility and the Company’s ability to fund capital expenditures, and other obligations as they come due.

Supplementary Financial Measures

Depletion

The term “depletion” or “depletion expense” is the portion of depletion and depreciation expense reflecting the cost of development and extraction of the Company’s bitumen reserves.

Capital Expenditures

Capital expenditures is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses capital expenditures to monitor the cash flows it invests into property, plant and equipment. Capital expenditures is derived from the statement of cash flows and includes property, plant and equipment expenditures and acquisitions.

Management believes that capital expenditures provides investors, analysts and other stakeholders with a useful insight into the Company’s investments into property, plant and equipment.

Gross Profit (Loss)

Gross profit (loss) is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses gross profit (loss) to assess its core operating performance before considering other expenses such as general and administrative costs, financing costs, and income taxes. Gross profit (loss) is calculated as oil sales, net of royalties, plus gains on risk management contracts, less losses on risk management contracts, diluent expense, operating expense, depletion expense on the Company’s operating assets, transportation expenses and marketing expenses.

Management believes that gross profit (loss) provides investors, analysts, and other stakeholders with useful insight into the Company’s ability to generate profitability from its core operations before non-operating expenses.

	Three months ended
	March 31,	December 31,	March 31,
($ thousands)	2026	2025	2025
Oil sales, net of royalties	143,030	130,373	176,813
Gain (loss) on risk management contracts	(94,633)	11,474	5,248
	48,397	141,847	182,061
Diluent expense	(60,233)	(53,498)	(73,994)
Transportation and marketing	(12,402)	(11,865)	(14,185)
Operating expenses	(35,747)	(27,322)	(37,929)
Depletion	(20,675)	(22,018)	(21,561)
Gross profit (loss)	(80,660)	27,144	34,392

Forward-Looking Information

This press release contains forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities laws. The forward-looking information in this press release is based on Greenfire’s current internal expectations, estimates, projections, assumptions, and beliefs. Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information, but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information included in this press release should not be unduly relied upon.

The use of any of the words “expect”, “target”, “anticipate”, “intend”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “believe”, “depends”, “could” and similar expressions are intended to identify forward-looking information. In particular, but without limiting the generality of the foregoing, this press release contains forward-looking information pertaining to the following: our updated 2026 guidance, including our 2026 production guidance and capital budget and the allocation thereof; expectations regarding results of our drilling program and other operational activities in 2026, 2027 and beyond; timing for drilling of, and first oil from, Pad 7 and Pad 5SE, and other SAGD pads at the Expansion Asset; plans for additional drilling from existing pads at the Expansion Asset, including timing for drilling of, and first oil from, Pad 8; plans for redevelopment opportunities for three well pairs at the Expansion Asset and expected timing for incremental production in respect of the same; timing and anticipated impact of a turnaround at the Expansion Asset; anticipated results from redrilled wells at the Demo Asset, including anticipated production rates; the expected impact of our 2026 growth capital program, including production increases and the timing thereof.

Management approved the capital budget and production guidance contained herein as of the date of this press release. The purpose of the capital budget and production guidance is to assist readers in understanding the Company’s expected and targeted financial position and performance, and this information may not be appropriate for other purposes.

Forward-looking information in this press release relating to oil and gas exploration, development and production, and management’s general expectations relating to the oil and gas industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the industry which management believes to be reasonable. Although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. Management is not aware of any misstatements regarding any industry data presented in press release.

All forward-looking information reflects Greenfire’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of the Company’s current expectations with respect to such matters as: the success of Greenfire’s operations and growth and expansion projects; expectations regarding production growth and future well production rates; expectations regarding Greenfire’s capital program; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; prevailing and future royalty regimes and tax laws; expectations regarding differentials and realized prices; future well production rates and reserves volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Greenfire’s assets; decommissioning obligations; Greenfire’s ability to comply with its financial covenants; Greenfire’s ability to comply with applicable regulations, including those related to various emissions; Greenfire’s ability to obtain all applicable regulatory approvals in connection with the operation of its business; and the governmental, regulatory and legal environment. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, Greenfire cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this press release is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: changes in oil and gas prices and differentials; changes in the demand for or supply of Greenfire’s products; the continued impact, or further deterioration, in global economic and market conditions, including from inflation and/or certain geopolitical conflicts, such as the ongoing war in Eastern Europe and the conflicts in the Middle East, and other heightened geopolitical risks, including the imposition of tariffs or other trade barriers, and the ability of the Company to carry on operations as contemplated in light of the foregoing; determinations by OPEC and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change regulations, royalty rates or other regulatory matters; changes in Greenfire’s operating and development plans; reliability of Company owned and third party facilities, infrastructure and pipelines required for Greenfire’s operations and production; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, access to services, third party processing capacity and skilled personnel; inability to retain drilling rigs and other services; severe weather conditions, including wildfires, impacting Greenfire’s operations and third party infrastructure; availability of diluent, natural gas and power to operate Greenfire’s facilities; failure to realize the anticipated benefits of the Company’s acquisitions; incorrect assessment of the value of acquisitions;  delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Greenfire’s bitumen reserves volumes; limited, unfavourable or a lack of access to capital markets or other sources of capital; increased costs; failure to comply with applicable regulations, including relating to the Company’s air emissions, and potentially significant penalties and orders associated therewith and associated significant effect on the Company’s business, operations, production, reserves estimates and financial condition; a lack of adequate insurance coverage; and other factors discussed under the “Risk Factors” section in Greenfire’s Management’s Discussion & Analysis for the period ended March 31, 2026 and Annual Information Form dated March 12, 2026, and from time to time in Greenfire’s public disclosure documents, which are available on the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s annual report on Form 40-F filed with the SEC, which is available on the Company’s EDGAR profile at www.sec.gov.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this press release speaks only as of the date of this press release and Greenfire does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

Contact Information

Greenfire Resources Ltd.

350 7th Avenue SW
Suite 800
Calgary, AB T2P 3N9
investors@greenfireres.com
greenfireres.com